

December 23, 2010

H. Craig Dees, Ph.D.
Chief Executive Officer
Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, TN 37931

> **Re: Provectus Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 000-9410**

Dear Dr. Dees:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2009

Item 6. Management's Discussion and Analysis of Results of Operations and Financial Condition
Plan of Operation, page 24

1. Please revise your disclosure to include the costs incurred during each period presented and to date for all of the projects in the table. Also revise to disclose the nature of any excess of the amount recorded as research and development expense in the statements of operations over the total amount incurred for these projects.

Notes to Consolidated Financial Statements
4. Equity Transactions, page 42

2. You had several private placements in 2009 in which you issued warrants. It is our understanding based on your September 22, 2009 letter that these warrants were not required to be classified as a liability and thus have been included within equity. Please tell us why it does not appear that you have recorded a value for these warrants in the Statements of Stockholders' Equity.

Form 10-Q for the quarterly period ended September 30, 2010

3. You issued Units in both March 2010 and April 2010. Based on the warrant agreement filed as Exhibit 10.2 with the Form 8-K on March 12, 2010, it appears that the warrants are subject to adjustment if equity is subsequently issued at a price lower than the exercise price of these warrants. Therefore, please provide us with your analysis of whether the warrants should be classified as liabilities pursuant to ASC 815-40-15 and subsequent changes in fair value recorded in earnings. In addition, please tell us what model you used to value these warrants. If you believe that equity classification is appropriate, please tell us where the warrants were recorded in the Statement of Stockholders' Equity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant